NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL

& WEBCAST OF 2013 FIRST QUARTER FINANCIAL RESULTS
FRIDAY, APRIL 26, 2013 AT 11AM (ET)

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Annual General Meeting for Shareholders April 25, 2013

NEW YORK, March 27, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its 2013 first quarter results will be released prior to the market open on Friday, April 26, 2013. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, April 26 at 11:00 AM (ET). Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on April 26, 2013.

To participate in the conference call, please dial 888.215.6853, pass code 1364739, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through May 26, 2013 by dialing 888.203.1112, pass code 1364739. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Annual General Meeting

Brookfield Office Properties will hold its Annual General Meeting of shareholders on Thursday, April 25 at 11:00 AM (ET) in the 3rd floor conference center at 250 Vesey St. in New York City.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com